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                                                                      EXHIBIT 8
                         OPINION OF GRANT THORNTON LLP

                      [LETTERHEAD OF GRANT THORNTON LLP]

                                                              February 12, 1998

Phoenix Network, Inc.
13952 Denver West Parkway
Building 53
Golden, CO 80402

Ladies and Gentlemen:

  Pursuant to an Amended and Restated Agreement and Plan of Merger (the "Agreement") dated as of December 31, 1997, among Phoenix Network, Inc. ("Phoenix"), Qwest Communication International Inc. ("Qwest") and Qwest 1997-5 Acquisition Corp., a newly-formed, direct, wholly-owned subsidiary of Qwest ("Transitory") will be merged with and into Phoenix (the "Merger"). Except for cash in lieu of fractional share interests in Qwest stock and cash paid to dissenting Phoenix shareholders, if any, the shareholders of Phoenix will likely receive solely voting common stock of Qwest at the time of the Merger. However, up to $4 million in cash plus interest at 7% on this amount, in the aggregate, could be received at the effective date of the Merger or at a later date contingent upon the outcome of certain litigation (the "Contingent Cash Consideration").

  Grant Thornton LLP (the "Firm") has been requested to provide an opinion (the "Opinion") as to certain federal income tax consequences resulting from the Merger. Specifically, with respect to these matters, you have asked the Firm to address the federal income tax consequences of the following questions:

    1. Whether the Merger will constitute a "reorganization" within the meaning of (S)368(a)(1) of Internal Revenue Code of 1986, as amended (the "Code")?

    2. Whether Phoenix, Transitory, and Qwest will each be a "party to the reorganization" within the meaning of (S)368(b) of the Code?

    3. Whether gain or loss will be recognized to the Phoenix shareholders upon the receipt of Qwest voting common stock solely in exchange for Phoenix common stock or the receipt of Qwest stock and the Contingent Cash Consideration?

    4. Whether the basis of the shares of Qwest voting common stock received by the Phoenix shareholders will be the same, in each instance, as the basis of the shares of Phoenix stock surrendered in exchange therefor?

    5. Whether the holding period of the Qwest voting common stock received by the Phoenix shareholders will include, in each instance, the period during which Phoenix stock surrendered in exchange therefor was held?

    6. How will the payment in lieu of fractional share interests be treated for federal income tax purposes?

  In rendering the Opinion, representatives of the Firm have examined and relied upon (i) the Agreement (ii) various financial information with respect to Phoenix and (iii) a Registration Statement filed on Form S-4 with the Securities and Exchange Commission (the "Statement") on February 12, 1998, concerning the Merger (these items are hereafter collectively referred to as the "Documents").


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  Additionally, the Opinion is explicitly conditioned upon representations contained in certain letters dated as of the date hereof from Qwest, Phoenix and certain shareholders of Phoenix to the Firm, copies of which are attached to this opinion as Exhibit A, Exhibit B and Exhibit C (the "Representation Letters"). In that regard, the Firm hereby incorporates by reference all of the statements of facts and factual representations contained in the Documents and Representation Letters and, for purposes of rendering the Opinion, the Firm has assumed (without attempting any independent verification) that all of the statements of facts and factual representations set forth in the Documents and Representation Letters are true and complete. In addition, the Firm has assumed that (i) the Average Market Price (as defined in the Agreement) per share of Qwest common stock will not be less than approximately $12.50 per share as of the effective time of the Merger and (ii) there will be an insignificant number of shares of Phoenix common stock that will be exchanged solely for cash as a result of Phoenix stockholders dissenting to the Merger.

                                  I. OPINION

  Based upon the foregoing facts, factual assumptions and representations set forth in Sections II and III hereof, together with the Exhibits attached hereto and incorporated by reference in each of such Sections, and the Code, Committee Reports, legislative history and the relevant Internal Revenue Service and judicial precedents as of the date hereof, the Firm is of the Opinion that:

    1. The merger of Transitory, with and into Phoenix will constitute a "reorganization" within the meaning of (S)368(a)(1)(A) of the Code.
  (S)368(a)(2)(E) of the Code. The subsequent transfer of the stock of Phoenix to controlled subsidiaries, as defined in (S)368(c) of the Code, of Qwest as described in Section II below will not disqualify the reorganization. (S)368(a)(2)(C); (S)1.368-2(j)(4) of the Income Tax Regulations; and Rev. Rul. 64-73, 1964-1 C.B. (P.1.) 142.

    2. Phoenix, Qwest, and Transitory will each be a "party to the reorganization" within the meaning of (S)368(b) of the Code. (S)368(b) of the Code.

    3. No gain or loss will be recognized to the Phoenix shareholders (except to the extent of cash received for fractional share interests, if any, or cash paid to dissenting shareholders, if any) upon the receipt of Qwest voting common stock solely in exchange for Phoenix stock. (S)354(a)(1) of the Code. Gain, if any, realized by a Phoenix shareholder who receives both Qwest common stock and the Contingent Cash Consideration in exchange for his Phoenix stock will be recognized by such shareholder at such time and in such amount as is required by the Internal Revenue Code and the Regulations thereunder, but not in excess of the amount of the Contingent Cash Consideration received. If the exchange has the effect of the distribution of a dividend, then the amount of gain recognized that is not in excess of such shareholder's ratable share of undistributed earnings and profits will be treated as a dividend. The determination of whether the exchange has the effect of the distribution of a dividend will be made on a shareholder-by-shareholder basis in accordance with the principles set forth in Rev. Rul. 93-63, 1993-2 C.B. 118, determined with regard to the application of (S)318(a) ((S)356(a)(2)). No loss will be recognized on the exchange pursuant to (S)356(c).

    4. The basis of the shares of Qwest voting common stock received (including fractional share interests, if any) by a Phoenix shareholder will be the same, in each instance, as the basis of the Phoenix stock surrendered by such shareholder in exchange therefor if only Qwest common stock is received. (S)358(a)(1) of the Code. If the Contingent Cash Consideration is also eventually received or deemed to be received, the basis of the Qwest common stock received will be the same as the basis of the Phoenix stock surrendered in the exchange decreased by the amount of the Contingent Cash Consideration received or deemed to be received and increased by the amount of gain recognized to the shareholder on the exchange. (S)358(a)(1) of the Code.

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    5. Provided the Phoenix stock surrendered was held as a capital asset, the holding period of the Qwest voting common stock (including fractional share interests, if any) received in the Merger will include the period during which the Phoenix stock surrendered by such shareholder was held.
  (S)1223(1) of the Code.

    6. If the fractional share interests of Qwest stock are sold by an exchange agent on the open market, the provisions of (S)1001 of the Code will apply. If cash is paid by Qwest in lieu of fractional share interests, the cash will be treated as received by the Phoenix shareholder as a distribution in redemption of such interest subject to the provisions and limitations of (S)302 of the Code.

                                   II. FACTS

A. BACKGROUND

  Qwest, a Delaware corporation, is engaged in various aspects of the telecommunication industry. Qwest, as of December 31, 1997, had outstanding 103,334,937 shares of voting common stock. Its stock is traded on the NASDAQ National Market.

  Phoenix, a Delaware corporation, is a facilities-based reseller of telecommunication services selling to small- and medium-sized commercial accounts. Phoenix, as of December 31, 1997, had outstanding 33,572,615 shares of voting common stock (the "CS") and 39,500 shares of Series I preferred stock (the "PS"). It's CS is traded on the American Stock Exchange. Prior to the date hereof all of the PS was converted to CS.

  Transitory is a newly-organized, direct wholly-owned subsidiary of Qwest formed solely for the purpose of participating in the transaction described below.

B. TRANSACTION

  For what has been represented to be valid business reasons, pursuant to the Agreement, the following transactions will occur:

    1. Transitory will be formed as described above.

    2. Transitory will merge with and into Phoenix pursuant to the applicable state laws with Phoenix being the surviving corporation.

    3. As described in Section 1.1(a)(2) of the Agreement, the CS will be cancelled and initially converted into the right to receive solely voting common stock of Qwest. Upon the settlement of certain litigation involving Phoenix, the Contingent Cash Consideration plus interest from the effective date of the Merger may be transferred to the former Phoenix shareholders. In no event will the cash received by the Phoenix shareholders, in the aggregate, exceed 20% of the total consideration transferred as a result of the Merger.

    4. Each outstanding share of Transitory will be converted into and exchangeable for one share of common stock of Phoenix.

    5. No fractional shares of Qwest stock will be issued. In lieu thereof any fractional share interest will be sold by an exchange agent on behalf of the applicable Phoenix shareholder with the proceeds of such sale being to distributed to such shareholder. Alternatively, at the election of Qwest, it will pay cash in lieu of such fractional share interests.

    6. Pursuant to applicable state laws, shareholders of Phoenix will be able to exercise dissenters' rights. Any cash paid to dissenting shareholders will be provided by Phoenix.

    7. Immediately after the Merger, Qwest will contribute all of the stock of Phoenix to Qwest Corporation, a directly wholly-owned subsidiary of Qwest. Qwest Corporation, in turn, will

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  contribute all of the stock of Phoenix to its wholly-owned subsidiary Qwest
  Communication Corporation (Qwest Corporation and Qwest Communication Corporation are hereafter referred to collectively as the "Qwest Subsidiaries").

  At the conclusion of the above-described transactions, Phoenix will be an indirect, wholly-owned subsidiary of Qwest.

                             III. REPRESENTATIONS

  The following representations were made by the managements of Qwest and Phoenix and by certain Phoenix shareholders who individually and collectively understand that these representations form an integral part of the Firm's opinion regarding the Merger:

    1. The fair market value of the Qwest stock and the right to receive Contingent Cash Consideration received by each Phoenix shareholder will be approximately equal to the fair market value of the Phoenix stock surrendered in the exchange.

    2. To the best of the knowledge of the management of Phoenix, there is no plan or intention on the part of the shareholders of Phoenix to sell, exchange, or otherwise dispose of a number of shares of Qwest stock received in the transaction that would reduce the Phoenix shareholders' ownership of Qwest stock to a number of shares having a value, as of the date of the Merger, of less than 50% of the value of all of the formerly outstanding stock of Phoenix as of the same date. For purposes of this representation, any class of shares exchanged for cash or other property, including cash given to dissenting shareholders, if any, exchanged for cash in lieu of the fractional shares of Qwest stock will be treated as outstanding Phoenix stock on the date of the Merger. Moreover, shares of Phoenix stock and shares of Qwest stock held by Phoenix shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Merger but as part of the Merger will be considered in making this representation.

    3. Following the Merger, Phoenix will hold at least 90% of the fair market value of its net assets and at least 70% of the fair market value of its gross assets and at least 90% of the fair market value of Transitory's net assets and at least 70% of the fair market value of Transitory's gross assets held immediately prior to the transaction. For purposes of this representation, amounts paid by Phoenix to shareholders who receive cash or other property, including cash given to dissenting shareholders, if any, amounts used by Phoenix or Transitory to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Phoenix will be included as assets of Phoenix or Transitory, respectively, immediately prior to the Acquisition.

    4. Phoenix has no plan or intention to issue additional shares of its stock that would result in Qwest or the Qwest Subsidiaries losing control of Phoenix within the meaning of (S)368(c) of the Code.

    5. Qwest has no plan or intention to reacquire any of its stock issued in the transaction.

    6. Qwest or the Qwest Subsidiaries have no plan or intention to liquidate Phoenix, to merge Phoenix with or into another corporation; to sell or otherwise dispose of the stock of Phoenix except for transfers of stock to corporations controlled, as defined in (S)368(c) of the Code by Qwest or Qwest Subsidiaries; or to cause Phoenix to sell or otherwise dispose of any of its assets or of any of the assets acquired from Transitory, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by Qwest as defined in (S)368(c) of the Code.

    7. Following the transaction, Phoenix will continue its historic business or use a significant portion of its historic business assets in a business.

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    8. Qwest, Transitory, Phoenix, and the shareholders of Phoenix will pay their respective expenses, if any, incurred in connection with the transaction.

    9. Qwest does not own, nor has it owned directly or indirectly during the past five years, any shares of the stock of Phoenix.

    10. No two parties to the transaction are investment companies as defined in (S)368(a)(2)(F)(iii) and (iv) of the Code.

    11. On the date of the transaction, the fair market value of the assets of Phoenix will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

    12. Phoenix is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of (S)368(a)(3)(A) of the Code.

    13. The payment of cash in lieu of fractional shares of Qwest stock is solely for the purpose of avoiding the expense and inconvenience to Qwest of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the transaction to the Phoenix shareholders instead of issuing fractional shares of Qwest stock will not exceed one percent of the total consideration that will be issued in the transaction to the Phoenix shareholders in exchange for their shares of Phoenix stock. The fractional share interests of each Phoenix shareholder will be aggregated, and no Phoenix shareholder will receive cash in respect of fractional share interests in an amount equal to or greater than the value of one full share of Qwest stock.

    14. None of the compensation received by any shareholder-employees of Phoenix will be separate consideration for, or allocable to, any of their shares of Phoenix stock; none of the shares of Qwest stock received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

    15. Immediately after the proposed Merger, Phoenix will not have outstanding any warrants, options, convertible securities or any other type of right pursuant to which any person could acquire stock that will cause Qwest not to control Phoenix within the meaning of (S)368(c) of the Code.

    16. The merger of Transitory with and into Phoenix will qualify as a merger under the applicable state law.

    17. There is a valid business purpose for the Merger.

    18. At the time of the Merger, the only Phoenix stock outstanding will be voting common stock.

    19. Qwest will acquire in the Merger an amount of stock of Phoenix constituting control, as defined in (S)368(c) of the Code, solely in exchange for voting stock (this representation assumes that the Average Market Price per share of Qwest common stock will not be less than approximately $12.50 as of the effective time of the Merger).

    20. At the time of the Merger, Qwest will be in control of Transitory within the meaning of (S)368(c) of the Code.

    21. At the time of the Merger, Qwest will be in control of Qwest Corporation within the meaning of (S)368(c) of the Code.

    22. At the time of the Merger, Qwest Corporation will be in control of Qwest Communication Corporation within the meaning of (S)368(c) of the Code.


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    23. The facts and factual representations set forth in Section II above, together with the Exhibits attached hereto and incorporated herein by reference thereto and in this Section III are true, correct and complete as of the date thereof.

    24. There are no facts relevant to the transactions described in Section IIB or issues addressed in this letter that have not been supplied to the Firm.

                          IV. CAVEATS AND LIMITATIONS

  It is assumed for the purpose of this Opinion that the management of Phoenix, Qwest, and Transitory are not aware of any facts inconsistent with those set forth above and in the Documents. Also, it is assumed that the Documents accurately reflect all consummated and proposed transactions. The existence of inconsistent facts and/or consummated or proposed transactions not set forth in the Documents could materially alter our opinions.

  Additionally, the opinions expressed herein are based upon the provisions of the Code, Treasury Regulations promulgated thereunder, judicial decisions, revenue rulings and procedures and related authorities issued to, and in effect on, the date of this opinion.

  Furthermore, no assurance can be given that the Internal Revenue Service or the courts will not alter their present views, either prospectively or retroactively, or adopt new views in respect of our opinions. In that event, the opinions expressed herein would necessarily have to be reevaluated in light of any change in such views. We assume no obligation to advise you of any change in any such provisions or views which would affect our opinions set forth herein.

  Our opinion is based solely upon the facts, representations and assumptions contained herein, and we have not undertaken an independent investigation of any such facts or representations. Our opinion would require reevaluation in the event of any change in any such fact or representation.

  The opinions expressed in this opinion reflect what we believe to be the Federal income tax consequences of the transactions described herein. Nevertheless, they are only opinions, and no assurance can be given that the Internal Revenue Service will not challenge any position taken in such opinions. Furthermore, it should be noted that we express no opinion regarding tax consequences under the laws of any state or local jurisdiction.

                           V. SUBSTANTIAL AUTHORITY

  Without limiting the foregoing, providing the facts, assumptions, and representations contained herein are correct, substantial authority, within the meaning of (S)6662 of the Code, exists to each of the conclusions made in this opinion.

                                  VI. CONSENT

  The opinions expressed herein are provided solely for the benefit of Phoenix and the Phoenix shareholders. This letter should not be distributed to, nor may it be relied upon by, any other organization or person; provided, however, that the Firm hereby consents to the filing of this letter as an exhibit to the Statement.
                                          Sincerely,

                                          /s/ Grant Thornton LLP
                                          Grant Thornton LLP

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